Exhibit 6.16.1

FIRST AMENDMENT TO

EMPLOYMENT AGREEMENT

This First Amendment to Employment Agreement (“First Amendment”) is entered into as of December 1, 2020 (the “Effective Date”) by and between GENERATION INCOME PROPERTIES, INC., a Maryland corporation (the “Company”) and RICHARD RUSSELL (“Mr. Russell”).

RECITALS

A.        The Company and Mr. Russell are parties to that certain Employment Agreement dated as of December 20, 2019 (the “Original Employment Agreement”).

B.        The parties hereto desire to enter into this First Amendment to amend certain provisions related to Mr. Russell’s compensation.

C.        All other provisions of the Original Employment Agreement unrelated to the changes indicated below will remain the same.

NOW, THEREFORE, in consideration of the mutual agreements and understandings contained herein and intending to be legally bound, the Original Employment Agreement is amended as provided herein and the parties hereto agree as follows:

1.        Amendment of Section 3.  Section 3 of the Original Employment Agreement is hereby amended and replaced in its entirety as follows:

3.  Compensation

(a)  Payment in Shares of Company Stock.  Employee will be compensated in the amount of 550 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), per month (the “Shares”).  The Shares will be fully vested on receipt by Employee, and the Shares will be paid to Employee in quarterly installments in arrears; provided that, except to the extent otherwise required by applicable law, Employee shall be entitled to the Shares only if Employee pays to the Company, prior to the quarterly payment date for the Shares, a cash amount sufficient to cover any applicable withholding and payroll taxes that the Company is required to withhold or remit in connection with the Shares or make other arrangements satisfactory to the Company to cover such taxes; and provided further that, if Employee does not pay such amount or make such other arrangements prior to the payment date for the Shares, then Employee shall forfeit the right to receive such Shares.  Upon termination of Employee’s employment for any reason, any accrued but unpaid Shares, calculated on a pro rata basis, shall be paid within thirty (30) days of such termination if Employee has paid an amount of cash or made other arrangement satisfactory to the Company to cover applicable withholding and payroll taxes by such day.  The Shares shall be “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended, and will bear a restrictive legend to indicate such. The compensation set forth in this paragraph shall terminate upon the closing of an initial underwritten public offering by the Company or, if earlier, upon the grant set forth in Section 3(d) below.

If GIP cannot compensate Employee with the Shares at any time for any reason, then Employee will instead be paid the value of the Shares in cash, payable in accordance with the regular payroll practices of GIP, subject to all withholdings and deductions as required by law.

(b)  Payment in Cash.  In addition to the Shares, Employee will be paid hourly at the then-current rate of minimum wage in the State of Florida (which is currently $8.56 per hour and which is subject to increase by the State of Florida, from time to time), payable in accordance with the regular payroll practices of GIP, subject to all withholdings and deductions as required by law.  As specified in Section 2 of this Agreement, Employee shall not work more than 20 hours in any week without the prior written consent of GIP’s CEO, and further, Employee shall report, and GIP shall record, Employee’s hours daily to ensure Employee does not exceed 40 hours in any week.

(c)  Bonus.  Employee will be eligible to earn bonuses as determined in the discretion of the Board of Directors of GIP.   Such payments will be subject to all withholdings and deductions as required by law.

(d)  Equity. GIP intends to establish an Equity Incentive Plan providing for equity- based compensation. Upon the establishment of such Equity Incentive Plan, the Employee shall be eligible to participate, subject to approval by GIP’s Board of Directors.   It is anticipated that, subject to approval by GIP’s Board of Directors, Employee will receive an equity award in the form of 30,000 restricted shares that shall vest in equal, annual installments over a 36-month period contingent on Employee’s continued employment with GIP until the applicable vesting date.   All terms and conditions of any award to Employee under the Equity Incentive Plan shall be governed by the terms of such Plan and an award agreement. Notwithstanding anything to the contrary herein, participation in the Equity Incentive Plan in one year shall not guarantee participation in another year, and GIP’s Board of Directors may at any time amend, suspend or terminate the Equity Incentive Plan or any other equity-based compensation program.

2.         Continuation of Original Employment Agreement.  Except as expressly modified and amended herein, the Original Employment Agreement remains in full force and effect.

[Signatures appear on following page]

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date first above written.

COMPANY:

GENERATION INCOME PROPERTIES, INC.

By  /s/ Emily Cusmano

Emily Cusmano

Assistant Secretary

MR. RUSSELL:

/s/ Richard Russell

RICHARD RUSSELL